Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

May 15, 2017

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Friess Small Cap Growth Fund (S000057860)

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on May 1, 2017, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 282 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the Friess Small Cap Growth Fund (the “Fund”) as a series of the Trust.  PEA No. 282 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on March 17, 2017, and is scheduled to become effective on May 31, 2017.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

Fees and Expenses Table

1.	Please provide a copy of the Fund’s fees and expenses table and expense example prior to the effective date of the Prospectus.

The Trust responds by providing the completed fees and expenses table and expense examples below:

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

	Institutional Class	Investor Class
Shareholder Fees (fees paid directly from your investment)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Class	Investor Class
Management Fees	1.00%	1.00%
Distribution (12b-1) Fee	0.00%	0.25%
Shareholder Servicing Plan Fees	0.15%	0.15%
Other Expenses(1)	0.37%	0.37%
Total Annual Fund Operating Expenses	1.52%	1.77%
Less: Fee Waiver (2)	-0.17%	-0.17%
Total Annual Fund Operating Expenses After Fee Waiver(2)	1.35%	1.60%
(1)	Because the Fund is new, Other Expenses are based on estimated amounts for the Fund’s current fiscal year.
(2)
Friess Associates, LLC (the “Adviser” or “Friess”) has contractually agreed to waive its management fees and pay Fund expenses in order to ensure that Total Annual Fund Operating Expenses (excluding Rule 12b-1 fees, Shareholder Servicing Plan fees, acquired fund fees and expenses, interest, taxes, brokerage commissions, and extraordinary expenses) do not exceed 1.20% of the average daily net assets of the Fund. Fees waived and expenses paid by the Adviser may be recouped by the Adviser for a period of thirty-six months following the month during which such fee waiver and expense payment was made, if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver and expense payment occurred and the expense limit in place at the time of recoupment. The Operating Expenses Limitation Agreement shall remain in effect through at least [June 1, 2018].

Example

This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense limitation for one year).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years
Institutional Class	$137	$464
Investor Class	$163	$541

Principal Investment Strategies

2.
The third paragraph under Principal Investment Strategies on page 2 of the Prospectus includes disclosure that “the Fund utilizes a fundamentals-driven, company-by-company investment approach that is based on the belief that investors should invest in individual businesses, not in the stock market.” Please clarify the disclosure given that by investing in publicly traded securities, the Fund is investing in the stock market.

The Trust responds by modifying the disclosure as follows: “The Fund utilizes a fundamentals-driven, company-by-company investment approach that is based on the premise that companies generating strong earnings growth should see their stock price rise ~~belief that investors should invest in individual businesses, not in the stock market~~.

3.
The third paragraph under principal investment strategies on page 2 of the Prospectus includes disclosure that “the Fund targets fundamentally sound companies that are experiencing positive change.” Please add the Item 9 disclosure regarding what constitutes positive change to that paragraph.

The Trust responds by modifying the disclosure to page 2 of the Prospectus under “Principal Investment Strategies” as follows: “The Fund targets fundamentally sound companies that are experiencing positive change, such as new products, new management teams or members, acquisitions or divestitures, or legislative changes.”

4.	Please disclose in the Item 4 Principal Investment Strategies on page 2 of the Prospectus the Item 9 disclosure relating to how the Fund determines which securities to sell.

The Trust responds by adding the following disclosure to page 2 of the Prospectus under “Principal Investment Strategies”:

“The Fund employs a firm sell discipline.  The Fund will sell a portfolio holding when:
•	The company’s fundamentals deteriorate such as contracting profit margins or reduced revenue growth;
•	Investor expectations become unrealistically high regarding the company’s outlook;
•	The Adviser identifies a better investment that needs capital to be made available to facilitate its purchase; or
•	The holding’s share price reaches the Adviser’s target price.”

Prior Performance

5.	Please describe the background of the Friess Small Cap Trust (the “Predecessor Fund”), including information about when and why the Predecessor Fund was created.

The Trust responds supplementally that the Predecessor Fund was created for the purpose of providing an investment vehicle through which individual and institutional investors could invest in a portfolio consisting primarily of small capitalization United States corporations.  The Predecessor Fund offered a lower initial minimum investment for the strategy compared to a separately managed account structure offered by the Predecessor Fund’s Adviser.  The Predecessor Fund was organized as Delaware business trust on June 28, 2002 and commenced operations on August 6, 2002.

6.
Please state whether the adviser managed any other accounts that are materially equivalent to the fund. Were these other accounts converted to registered companies? If not, why not? Also, please explain why the Predecessor Fund was chosen to be registered and whether any other materially equivalent account had lower performance as compared with the Predecessor Fund.

The Trust responds supplementally that Friess Associates, LLC (the “Adviser”) and Friess Associates of Delaware, LLC (the “Sub-Adviser”) do not manage any other pooled investment vehicles in a strategy that is substantially similar to the principal investment strategy of the Fund.  While the Adviser and Sub-Adviser have previously managed other separately managed accounts with an investment strategy that is substantially similar to the principal investment strategies of the Fund, they have not managed any separately managed accounts in this strategy since 2012 through the time of the submission of the Fund’s registration statement.

7.	Please state whether the Adviser believes that the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

The Trust responds supplementally that the Adviser believes the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

8.
Please represent supplementally that the Fund has the records necessary to support the performance of the Predecessor Fund disclosed in the Prospectus, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

The Trust responds supplementally that the Adviser has the records necessary to support the calculation of Predecessor Fund’s performance disclosed in the Prospectus.

9.
The first paragraph under “Performance” on page 3 of the Prospectus includes disclosure that “The Fund’s investment objective, policies and guidelines are, in all material respects, the same as those of the Predecessor Fund.” Please also add that the Predecessor Fund’s restrictions are, in all material respects, the same as those of the Fund.

The Trust responds by revising the disclosure as follows: “The Fund’s investment objective, policies, ~~and~~ guidelines, and restrictions are, in all material respects, the same as those of the Predecessor Fund.

10.	Please disclose whether the standardized SEC methodology was used to calculate performance of the Predecessor Fund. If not disclose that the methodology used differed from the SEC methodology.

The Trust responds that the Predecessor Fund’s return for purposes of GIPS® compliance is calculated in accordance to those standards but that calculation is not necessarily consistent with the instructions within Form N-1A for calculating performance. Accordingly, the Trust will add disclosure that “After the Reorganization, the Fund’s performance will be calculated using the standard formula set forth in rules promulgated by the SEC, which differs in certain respects from the methods used to compute total return for the Predecessor Fund.”

11.
The first paragraph under “Performance” on page 3 of the Prospectus indicates that the Predecessor Fund commenced operations on August 6, 2002 yet performance is disclosed only for the period since March 1, 2013. The performance of the Predecessor Fund should be shown for the period since inception.

The Trust responds by disclosing performance of the Predecessor Fund since the Predecessor Fund’s inception. Accordingly, the disclosure under the “Performance” Section on page 3 of the Prospectus is revised as follows:

“The Fund is a newly registered mutual fund and does not have a full calendar year of performance as a mutual fund. Prior performance shown below is for Series B Units of the Friess Small Cap Trust (the “Predecessor Fund”), an unregistered Delaware Business Trust that commenced operations on August 6, 2002 ~~and which was managed by the portfolio manager of the Fund~~. The Predecessor Fund offered Series A and Series B Units. Performance is shown for Series B Units because Series B Units have been outstanding since inception of the Predecessor Fund. Returns for Series A Units, for the periods they were outstanding, would generally have been higher than returns for Series B Units. The Predecessor Fund was reorganized into the Fund by transferring all of the Predecessor Fund’s assets to the Fund in exchange for Institutional Class shares of the Fund on [June 1, 2017], the date that the Fund commenced operations (the “Reorganization”). The Predecessor Fund has been managed in the same style as the Fund will utilize and by the same Investment Adviser and Sub-Adviser~~, portfolio manager and team of investment professionals~~. The Fund’s investment objective, policies, ~~and~~ guidelines and restrictions are, in all material respects, the same as those of the Predecessor Fund. ~~The performance shown below is for the period that the Predecessor Fund was serviced by the same portfolio manager and team of investment professionals that will service the Fund.~~ At the time of the Reorganization the Predecessor Fund’s investment portfolio was managed by the same portfolio manager and team of investment professionals who will manage the Fund’s investment portfolio.

The following information shows the returns of the Predecessor Fund. From its inception through the date of the Reorganization, the Predecessor Fund was not subject to certain investment restrictions, diversification requirements and other restrictions of the Investment Company Act of 1940, as amended (the “1940 Act”) or Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), which, if they had been applicable, might have adversely affected the Predecessor Fund’s performance. After the Reorganization, the Fund’s performance will be calculated using the standard formula set forth in rules promulgated by the SEC, which differs in certain respects from the methods used to compute total return for the Predecessor Fund.

The information below provides some indications of the risks of investing in the Fund. The bar chart shows how the performance for the Predecessor Fund varied from year to year. The Predecessor Fund’s past performance shown below is not necessarily an indication of how the Fund will perform in the future. Investor Class shares of the Fund would have similar annual returns to Institutional Class shares and the Predecessor Fund because they are invested in the same portfolio of securities; however, the returns for Investor Class shares would be lower than those of the Institutional Class shares and the Predecessor Fund because Investor Class shares have different expenses than Institutional Class shares and the Predecessor Fund. Updated performance information will be available on the Fund’s website at www.friess.com or by calling the Fund toll-free at 1-855-656-3017.

Best Quarter	Worst Quarter
Q4 2010 16.08%	Q3 2011 -25.45%

Average Annual Total Returns for the periods ended December 31, 2016
Institutional Class Shares	One Year	Five Year	Ten Year
Return Before Taxes	20.50%	14.49%	3.75%
Return After Taxes on Distributions	N/A	N/A	N/A
Return After Taxes on Distributions and Sale of Fund Shares	N/A	N/A	N/A
Russell 2000 Index (reflects no deductions for fees, expenses or taxes)	21.31%	14.46%	7.07%
Russell 2000 Growth Index (reflects no deductions for fees, expenses or taxes)	11.32%	13.74%	7.76%

12.	Please confirm that the date that the Fund’s portfolio manager commenced serving in that role with respect to the Predecessor Fund.

The Trust confirms supplementally that Mr. Gates began serving as portfolio manager of the Predecessor Fund in September 2012.

Statement of Additional Information

13.
Please add disclosure to the discussion of reverse repurchase agreements starting on page 17 of the statement of additional information to indicate that reverse repurchase agreements constitute borrowing.

The Trust responds by revising the first paragraph under “Reverse Repurchase Agreements” as follows:

“The Fund may borrow by entering into reverse repurchase agreements, subject to the Fund’s limitations on borrowings. The Fund may enter into reverse repurchase agreements for temporary purposes with banks and securities dealers if the creditworthiness of the bank or securities dealer has been determined by the Adviser to be satisfactory. A reverse repurchase agreement is a repurchase agreement in which the Fund is the seller of, rather than the investor in, securities and agrees to repurchase them at an agreed-upon time and price. Use of a reverse repurchase agreement may be preferable to a regular sale and later repurchase of securities because it avoids certain market risks and transaction costs.”

Predecessor Fund Financial Statements

14.
Please note that the Fund will need to obtain a new consent from Cohen & Company Ltd. in connection with the Fund’s PEA filed pursuant to Rule 485(b) under the 1933 Act because the consent filed with PEA 282 will be stale.

The Trust will obtain a new consent from Cohen & Company, Ltd. in connection with the Fund’s PEA filed pursuant to Rule 485(b).

15.
The schedule of investments on page 2 of the financial statements for the year ended December 31, 2016 includes an investment in a “US Bank MMD” under the heading “Cash Deposit.” If this is a deposit account rather than a short-term security, it should be listed as cash on the statement of assets and liabilities rather than the schedule of investments.

The Trust responds supplementally that the US Bank MMD was utilized by the Predecessor Fund as an overnight sweep vehicle for the Predecessor Fund’s uninvested cash. The Predecessor Fund believes that the inclusion of the US Bank MMD in the schedule of investments is appropriate based on their assessment of the holding as a short-term investment and notes that the Predecessor Fund’s independent registered public accountant concurred with this assessment.

16.
The Schedule of Investments in the 2016 financial statements reflect that approximately 64% of the Predecessor Fund’s total investments were invested in common stocks. The 2015 financial statements reflect that approximately 74% of the Fund’s total investments were invested in common stocks. As shown in the financial statements, the Predecessor Fund would not be in compliance with the mutual funds name rule, Rule 35d-1 under the 1940 Act (the “Names Rule”). Please discuss the changes the Fund will make to comply with the Names Rule.

The Trust respectfully disagrees and believes that the Predecessor Fund’s investments as disclosed in the 2015 and 2016 schedules of investments would have complied with the Names Rule. The Names Rule requires that under normal circumstances, investment companies invest at least 80% of their assets in the particular type of investments suggested by the Fund's name The Names Rule defines “assets” as “net assets, plus the amount of any borrowings for investment purposes.” The Predecessor Fund engaged in securities lending and received cash collateral for securities loans which was invested in shares of the Mount Vernon Prime Portfolio (see footnote 3 to both the 2015 and 2016 schedules of investments).  Pursuant to SEC staff guidance, this type of securities lending transaction is not considered borrowing for investment purposes, and the collateral is recorded as an asset with a corresponding liability for repayment.  As a result, the Predecessor Fund’s investment in common stocks exceeded 97% and 95% of its net assets as of December 31, 2015 and December 31, 2016, respectively.

17.
The Staff notes that the statement of assets and liabilities in the 2016 financial statements includes disclosure relating to Series A and Series B in the Predecessor Fund. What do Series A and B reference?

The Predecessor Fund offers both Series A and Series B units. Series B units have been offered since inception of the fund.  Series A and Series B units are identical except that Series B units do not share in profits and losses attributable to “New Issues,” as defined in the FINRA Conduct Rules.  Investors subject to the Conduct Rules were issued Series B units.

18.	Please confirm the Fund will comply with the diversification requirements of the 1940 Act and the Internal Revenue Code.

The Trust responds by confirming supplementally that the Fund will comply with the diversification requirements of the 1940 Act and the Internal Revenue Code.

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.